January 18, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Joshua Ravitz
Staff Attorney, Division of Corporation Finance

Re:	AeroVironment, Inc.
Filed on Form S-1
Registration No. 333-137658
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between January 5, 2007 and the date hereof 12,847 copies of the Preliminary Prospectus dated January 5, 2007 were distributed as follows: 10,360 to 6 prospective underwriters; 2,476 to 2,476 institutional investors; 2 to 2 individuals; and 9 to 3 rating agencies.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00pm EST on January 22, 2007 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
As Representative of the
Prospective Underwriters

By:	/s/Goldman, Sachs & Co.

(Goldman, Sachs & Co.)